Filing # 138266128 E-Filed 11/10/2021 11:19:19 AM

IN THE CIRCUIT COURT FOR THE
15TH JUDICIAL CIRCUIT IN AND
FOR PALM BEACH COUNTY, FLORIDA

CASE NO. 502016CA013823XXXXMB AG

CARTER A. POTTASH,

Plaintiff,

v.

ABILITY, INC.,

Defendant.

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FINAL DEFAULT JUDGMENT AGAINST ABILITY, INC.

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This cause came before the court on October 19, 2021 at a hearing on Plaintiff Carter Pottash's Motion for Default Judgment Against Ability, Inc. ("Motion"). The court entered an order granting the Motion in favor of Plaintiff Carter Pottash and against Ability, Inc. The court **ADJUDGES** as follows:

1. This is a securities case involving investment losses in Ability, Inc. ("Ability") stock suffered by Plaintiff as a result of Defendant's alleged material misrepresentations and omissions.

2. On September 13, 2021, Plaintiff served requests for admissions to Ability seeking to establish that Plaintiff suffered total damages in the amount of $876,187.44, which were deemed admitted upon Ability's failure to timely respond within 30 days. *See Williams v. Skylink Jets, Inc.*, 229 So.3d 1275, 1279 (Fla. 4th DCA 2017) (Due to defendant's failure to respond to Plaintiff's requests for admissions directed to damages, plaintiff "set forth an amount of damages that can be determined with exactness from the cause of action as pleaded. What might otherwise

FILED: PALM BEACH COUNTY, FL, JOSEPH ABRUZZO, CLERK, 11/10/2021 11:19:19 AM

have been unliquidated damages due to the lack of documentation to support 'an arithmetical calculation' is converted to liquidated damages by virtue of [defendant's] 'admission.'").

3. Accordingly, Plaintiff incurred liquidated damages in the amount of $876,187.44, which is the amount of actual damages Plaintiff suffered ($1,116,187.44), minus the value of settlements that Plaintiff obtained from other defendants ($240,000).

4. Therefore, judgment is hereby entered in favor of Carter A. Pottash, 1029 N. Ocean Blvd., Palm Beach, FL 33480 and against Ability, Inc., 14 Yad Harutzim St., Tel Aviv 6770007, Israel5, as follows: (a) liquidated damages of $876,187.44; and (b) prejudgment interest through October 19, 2021 of $372,916.60, for a total judgment of **$1,249,104.04**, for which let execution issue forthwith.

5. This judgment shall bear interest at 4.25% per annum, as adjusted by section 55.03(3), Florida Statutes.

6. Plaintiff is entitled to an award of reasonable attorney's fee and costs, and the court retains jurisdiction to determine the amount of attorney's fees and costs based upon a motion and additional supporting documentation. Any such motion shall be filed within 30 days of the date set forth in the court's signature block.

7. It is further ordered and adjudged that Ability, Inc. shall complete under oath Florida Rule of Civil Procedure Form 1.977 (Fact Information Sheet), including all required attachments, and serve it on counsel for Plaintiff Carter Pottash within 45 days from the date of this final judgment, unless the final judgment is satisfied or post-judgment discovery is stayed.

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8. Jurisdiction of this case is retained to enter further orders that are proper to compel Ability, Inc. to complete Form 1.977, including all required attachments, and serve it on counsel for Plaintiff Carter Pottash.

DONE AND ORDERED in Palm Beach County, Florida.

THE 15TH JUDICIAL CIRCUIT
502016CA013823XXXXMB 11/10/2021
Donald Hafele Circuit Judge
ADMINISTRATIVE OFFICE OF THE COURT

502016CA013823XXXXMB 11/10/2021
Donald Hafele
Circuit Judge

Conformed copies furnished to:

Adam T. Rabin, arabin@mccaberabin.com, e-filing@mccaberabin.com, Lauren Johnson, ljohnson@mccaberabin.com, McCabe Rabin, P.A., 1601 Forum Place, Ste. 201,West Palm Beach, Florida 33401

Anatoly Hurgin, a.hurgin@ability.co.il, Evyatar Cohen, evyatar@profinance.co.il, 14 Yad Harutzim Street, Tel Aviv 6770007, Israel

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